Exhibit 12.1

Statement re Computation of Ratio to Fixed Charges and Preference Dividends

	For the Year Ended December 31,
	2012	2013	2014	2015
	(in thousands)
Earnings:
Loss before income taxes	$(33,855)	$(39,890)	$(31,950)	$(47,344)
Add: Fixed charges	340	3,241	6,323	5,480
Deficiency of earnings to fixed charges	$(33,515)	$(36,649)	$(25,627)	$(41,864)

Fixed Charges:
Interest expense	$6	$2,934	$6,016	$5,167
Estimated interest portion of rent expense (1)	334	307	307	313
Total fixed charges	$340	$3,241	$6,323	$5,480

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest, which approximates one-third of the related total operating lease expense.

Earnings were insufficient to cover combined fixed charges by $33.5 million, $36.6 million, $25.6 million, and $41.9 million for the years ended December 31, 2012, 2013, 2014 and 2015, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges for preferred stock dividends are identical to the ratios presented in the tables above.